SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 28, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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              Dr. Mark Qiu, CFO, to Leave CNOOC by Early Next Year

(Hong Kong, 28 October 2004) CNOOC Limited ("CNOOC" or the "Company", NYSE "CEO", SEHK "883") announces that the Chief Financial Officer and senior Vice President, Dr. Mark Qiu, has informed the board of his decision not to further renew his employment contract when it runs out early next year. He will retire from the Company to pursue other personal interests. The Company will appoint his replacement in due time.

In his letter to the board expressing his desire to leave, he states, "It has been a privilege and honor to serve you all. I have seen my mission through, job done. With its progressive leadership, improved systems and solid market experiences, the company is on an easier sail that my further services could add little. It is the right time for me to step aside for other talents to make more pertinent contributions. There isn't any external and internal pressure to the decision. It mere is my personal recognition that my mission is completed." He further commented, "I am extremely grateful for all the help received during the past years from friends, colleagues and shareholders. It was your invaluable support that made CNOOC today. I have been lucky to have you all."

Dr. Qiu was the first like-kind hire by CNOOC and any other state-owned industrial enterprises in China. He will have been with the company for four years. His tenure with the Company coincided with CNOOC's transformation to a public company. While the board regrets his decision, the members are highly complimentary of his services. Mr. Fu Chengyu, the Chairman and CEO of the Company, commented, "Mark is a quality person. He did a great job at the company. He left positive impact in many areas of the company's performance. He has helped improve the company tremendously. While we hate seeing him go, we respect his personal decision on his career development. The model of reaching the global talent pool evidenced in his hiring was a success and will be continued at CNOOC."

"Dr. Qiu has provided great services to the shareholders of the company. He has an extraordinary talent to reconcile Chinese thinking-behavior patterns with Western ones. What strikes me most is his fine mix of tough business behavior and unshakable principles of ethics, with honesty, integrity, and accountability being his key values. He has applied these vigorously to help enhance shareholder values. His professionalism, leadership and drive set a new standard for an emerging generation of professional management in China. We are confident that this tradition will continue at CNOOC and elsewhere," commented Dr. Erwin Schurtenberger, an independent director of the company.

"CNOOC is on the right track and has the right strategy. While we will continue to improve, our systems and processes are in place to ensure effective execution. We will continue to focus on growth, performance and shareholder value," said Mr. Fu.

                                       End

Notes to Editors:


CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude oil producer in Indonesia.

The Company has about 2,447 employees.


CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.
CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.
*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.
*** *** ***
For further enquiries, please contact:

------------------------------------------------------------------------------
Mr. Xiao Zongwei                Ms. Sharon Fung/Ms. Queenie Tsao
CNOOC Limited                   Ketchum Newscan Public Relations
Tel: +86 10 8452 1646           Tel: 852-3141-8082/852-3141-8028
Fax: +86 10 8452 1648           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: sharon.fung@knprhk.com
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                                        queenie.tsao@knprhk.com
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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                       ------------------------
                                       Name:  Cao Yunshi
                                       Title:  Company Secretary

Dated: October 28, 2004